Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Rentah, Incorporated
67 West Street
Brooklyn, NY 11222
https://www.rentah.com/

Up to $444,000.00 in Common Stock at $0.25
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Rentah, Incorporated
Address: 67 West Street, Brooklyn, NY 11222
State of Incorporation: NY
Date Incorporated: March 04, 2014

Terms:

Equity

Offering Minimum: $10,000.00 | 40,000 shares of Common Stock
Offering Maximum: $444,000.00 | 1,776,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.25
Minimum Investment Amount (per investor): $249.75

Maximum subject to adjustment for bonus shares. See Bonus below

Investment Bonuses

$1,000+ — If you invest $1,000, you will receive an additional 5.0% bonus.

$5,000+ — If you invest $5,000, you will receive an additional 10.0% bonus.

$10,000+ — If you invest $10,000, you will receive an additional 15% bonus.

$25,000+ — If you invest $25,000, you will receive an additional 20% bonus.

The 10% Bonus for StartEngine Shareholders

Rentah, Incorporated will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.25 / share, you will receive 440 Common Stock, meaning you'll own 440 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

The Company and its Business

Company Overview

Rentah is a website and app that allows our users to rent out or request any good or service from thier neighbors and local businesses. If you have stuff at home that you don't always use (lawnmower, projector) rent it out at a price of your choosing. If you need a tutor for your kid or a power drill feel free to request one at a budget of your choice. The goal is to help people earn a few extra bucks with the stuff we own and knowledge we have while keeping our resources and money local.

Competitors and Industry

Competitors: Craigslist, Facebook Market Place, Let Go and Ebay. The market is a bit crowded but the market is also massive. It is estimated that in 10 years the Sharing Economy will be a 335 Billion dollar industry*. Ours is the only platform trying to integrate services while simultaneously promoting renting over buying. We see ourselves as the company with the philosophy that most closely resembles a "Sharing Economy". https://www.brookings.edu/research/the-current-and-future-state-of-the-sharing-economy/

Current Stage and Roadmap

We have a working website and android and ios applications. We are just now entering the market and trying to build our user base. We have a working product and are currently live on the web and in the app stores. We just raised 92,803 from a fund-raise on your platform in March. We used that money to improve all of our technology from design to security while also updating and polishing our android and ios apps. We are now ready to hit the market and one last hurdle to massive growth is insurance. With this fund-raise we will put 50-60% of all the money raised towards Marketing and Insurance.

The Team

Officers and Directors

Name: Anup Desai

Anup Desai's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 04, 2014 - Present
  Responsibilities: Manage the direction and vision of our company.

Other business experience in the past three years:

- **Employer:** City University of New York, College of Staten Island
  Title: Adjunct Professors

Dates of Service: September 01, 2010 - Present
Responsibilities: Educating the Youth.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Common Stock in the amount of up to $441,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, changes to design. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They

may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Rentah Incorporated was formed on 03/04/2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Rentah Incorporated has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Rentah.com is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Rentah.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Rentah.com could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Anup Desai	12,095,551	Common stock	50.33

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,776,000 of Common Stock.

Common Stock

The amount of security authorized is 30,000,000 with a total of 24,034,365 outstanding.

Voting Rights

The holders of shares of Rentah Inc's common stock, par value $0.00001 per share, are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders

Material Rights

Dividend Rights Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time to time based upon the results of our operations and our financial condition and any other factors that our Board considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Rights to Receive Liquidation Distributions Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Common Stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

What it means to be a minority holder

As a minority holder of Rentah Incoporated of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuance of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $90,933.00
  Number of Securities Sold: 941,835
  Use of proceeds: Improving the technology of the website, enhancing our

security, paying of debt, marketing and administration
Date: March 21, 2018
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:
Our financial statements with detailed breakdowns of expenses, from web development, marketing and legal etc, for the years ending December 31, 2017 and 2018 can be found in in the financials section in this campaign. The increase in capital spent was due to added personnel on our app development teams as well as contracted work for media, marketing and administration. This will be indicative of the what will happen in the future. We will invest more resources into our product and the promotion of our product. Financial condition Rentah generates revenue by earning a 5% commission on successful rental transactions. Rentah has been operating at a loss for the last 3 years. We have not yet generated any revenues and do not anticipate doing so until we have completed the building and delivery of product, which we are releasing in September of 2018. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation. Below you can get a better idea of our financial standing and results of our expenditures. Results of operations Year ended December 31, 2018 compared to year ended December 31, 2017 2018 Goals & Accomplishments- Taking our knowledge and experience from 2017 we realized the Sharing Economy was going through some big existential changes. The first being the movement towards on-demand. Knowing that this is where the market was headed we began building out our "on-Demand" Renter/ Request facing portion of the website. While our revenue was still nil we began to acquire new users and get valuable feedback across the board and fundamentally shift the Rentah UX. Revenue Revenue for fiscal year 2018 was $0, about flat compared to fiscal year 2017 revenue of $5,000. In 2017 we had some contracts with fellow businesses that brought in revenue. In 2018 our focus was to take our investment and put it towards improving and perfecting our app. We also tested the site without charging comission. While dozens of transactions

went through we were not collecting funds on siad transactions. Cost of sales There were no cost of sales. Our efforts and expenditures were focused on developing and testing the product. We were not earning. The increase in expenditures was largely due to an increase in adding resources to our web product and beginning development in our iOS and Android applications. Expenses The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses and expenses of product development! 2018 Goals & Accomplishments - We built the first version of our product that we were able to share. What we learned? Our product was not that great. We had quite a few bugs. We also learned we needed to do quite a bit of work on our UX and UI to make the sign up and create a listing process easier to initiate. While our hearts were in the right place 2017 was a year for experimentation and growth. Revenue Revenue for fiscal year 2018 was $0, about flat compared to fiscal year 2017 revenue of $5,000. Cost of sales There were no cost of sales. Our efforts and expenditures were focused on developing and testing the product. We were not earning. From 2017- 2018 Rentah was primarily focused on creating a strong product and testing our market fit. With such a broad concept it was important we speak to a wide array of potential users and providers. We took all the knowledge, feedback and experience we gained over the years to radically revamp our website/app and marketing direction to create a product that was crafted with the end user in mind. From April 2017 to today we rebuilt our code base, added our on-demand features and built our mobile applications. In 2018 we did a complete rebuild of the site, complete 3rd party testing, Android App, and our IOS app. We took everything we learned and created what we consider to be a world class product and are ready to share it with the world.

Historical results and cash flows:
See above. We believe the previous historical results will not play a big factor in our upcoming growth because the previous 2 years were geared towards technology and testing and not marketing and growth. We expect a strong end to 2018, a larger growth in 2019 and exponential growth in 2020.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)
15k in reserve from Shareholder loas if needed as well as lines of credit. (Given in 2019 so not included in financials)

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)
These funds are critical for our growth in 2019 and will allow us to push into 2020 with a large community behind us.

Are the funds from this campaign necessary to the viability of the company? (Of the

total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes this campaign is necessary for our viability. It will produce upwards of 90% of our operating budget.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We project we will be able to work into the Summer of 2019.This is based on our current burn rate and would include us reducing some of our app development personel.

How long will you be able to operate the company if you raise your maximum funding goal?

We project we will be able to work into the first quarter of 2020! We will have to continue to advance this development by improving our security, applications. We will also begin investing in Insurance for both our renters and providers. This has been a major hurdle in us aquiring users and the costs associated with aquiring insurance were too steep for us in the past. Finally we must invest more than we ever have before in marketing. This includes attending confrences and organizing events so we are face to face with our user base as well as digital advertising and content creation. The money from the raise will be used to push Rentah into the market while continuing to work on our product and security. We will be able to triple the size of our burn rate and work into next year safely.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Yes. We have been speaking to some angel investors and have been in talks for lines of credit. We plan on continuing our success with Equity Crowdfunding in 2020.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,008,591.25

Valuation Details: We took a look at the industry standard of StartUps in our position within our industry. We also took into account the amount we raised had a year ago and the enthusiasm and support it obtained. In addition, we have made considerable technological updates since then including: building an ios app, adding a dispute system, entire new dashboard, design and ux updates. We also discussed how much money is necessary for us to grow into our next iteration that will not dilute us so that we maintain our fiduciary responsibility to our past investors.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  50.0%
  In the past most of our funding and energy was poured into technology. Over the last two years we have made significant strides to build a functional and beautiful product and now our aim is to share this product with the world. The funds will be used for google and facebook ads, commercials, flyers, stickers, copy, events & expos and other unique methods for us to spread the word.

- *Company Employment*
  44.0%
  This money will be used to maintain our team of developers, designers and biz development help to make sure they are well compensated and focused on our larger mission at hand (taking over the shared economy). We will also look to add an additional security and machine learning expert.

If we raise the over allotment amount of $444,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Marketing*
  42.0%
  In the past most of our funding and energy was poured into technology. Over the last two years we have made significant strides to build a functional and beautiful product and now our aim is to share this product with the world. The funds will be used for google and facebook ads, commercials, flyers, stickers, copy, events & expos and other unique methods for us to spread the word.

- *Company Employment*
  37.0%
  This money will be used to maintain our team of developers, designers and biz development help to make sure they are well compensated and focused on our larger mission at hand (taking over the shared economy). We will also look to add an additional security and machine learning expert.

- *Research & Development*
  15.0%
  One major obstacle holding us back from building a larger community of users is our lack of insurance. We have been in talks with some leading and cutting edge insurance service providers that are interested in working with us. We have simply lacked the funds to begin this process.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Complaince Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.rentah.com/ (@ Rentah.com/Investors in the area labeled annual report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/rentah-inc

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Rentah, Incorporated

[See attached]

RENTAH, INC

FINANCIAL STATEMENTS

Period Ending December 31, 2018
TOGETHER WITH INDEPENDENT
ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS



Michael J Hadzipanajotis, CPA
CPA & Consulting Services

INDEPENDENT REVIEW REPORT

To the Board of Rentah, Inc

We have reviewed the accompanying statement of financial position of Rentah, Inc as of December 31, 2018 and 2017, and the related statements of activities, functional expenses and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Reviewer's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Emphasis-of -Matter Regarding Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the company will continue as a going concern. As discussed in the notes to the financial statements, the company has incurred losses since inception. The company has accumulated deficit and substantial doubt exists about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America

Michael J Hadzipanajotis, CPA

MICHAEL J HADZIPANAJOTIS, CPA

Belmont, MA
Jan 18, 2019

RENTAH, INC
BALANCE SHEET
DECEMBER 31, 2018

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash & Cash Equivalents	92	10
Accounts Receivables	-	-
Prepaid Expenses	-	-
Total Current Assets	**92**	**10**
Property & Equipment		
Furniture & Fixtures	-	-
Accumulated Depreciation	-	-
Total Property & Equipment	**-**	**-**
Organizational Costs (Net)	105,322	114,480
Other Assets	926	926
Other Assets	**106,248**	**115,406**
TOTAL ASSETS	$ **106,340**	$ **115,416**
LIABILITIES & SHAREHOLDER EQUITY		
Accounts Payable	9,633	9,633
Credit Cards	22,108	3,279
Other Current Liabilities	9,519	9,519
Total Current Liabilities	**41,260**	**22,431**
Long Term Debt	**-**	**-**
TOTAL LIABILITIES	$ **41,260**	$ **22,431**
Shareholder Equity		
Distributions/ Contributions	405,083	300,711
Retained Earnings	(340,003)	(207,726)
Total Shareholder Equity	**65,080**	**92,985**
TOTAL LIABILITIES & SHAREHOLDER EQUITY	$ **106,340**	$ **115,416**

3

RENTAH, INC
STATEMENT OF OPERATIONS
DECEMBER 31, 2018

	2018	2017
Revenue		
Revenue	-	5,001
Total Revenue	$ -	$ 5,001
Cost of Goods Sold	-	-
Gross Profit	$ -	$ 5,001
Operating Expenses		
Rent & Occupancy	4,885	-
Salaries & Wages	16,214	-
Marketing & Advertising	9,323	-
Contractors	46,340	42,699
Meals & Entertainment	2,101	-
Amortization	9,158	9,158
Legal & Professional	28,124	1,800
State & Franchise Taxes	10,875	228
Bank Fees	386	
Communication Expense	2,094	
Travel	2,098	-
Office Expenses	467	-
Other Business Expenses	212	946
Total Operating Expenses	$ 132,277	$ 54,831
Net Income Before Taxes	$ (132,277)	$ (49,830)
Income Taxes	-	-
Net Income After Taxes	$ (132,277)	$ (49,830)

RENTAH, INC
STATEMENT OF EQUITY
DECEMBER 31, 2018

	Opening Equity Balance		Yearly Changes		Total	
Balance, December 31, 2017	$	**92,985**	$	**-**	$	**92,985**
Net Profit for the period ending December 31, 2018		-		(132,277)		**(132,277)**
Equity Contributions/ Adjustments		-		104,372		**104,372**
Balance, December 31,2018	$	**92,985**	$	**(27,905)**	$	**65,080**

RENTAH, INC
STATEMENT OF CASH FLOW
DECEMBER 31, 2018

	December 31, 2018	December 31, 2017
OPERATING ACTIVITIES		
Net Income	**(132,277)**	**(49,830)**
Adjustments Needed To Reconcile To Net Cash Provided By Operations:		
Accounts Payable	-	395
Other	-	-
Net Cash Provided By Operations	**(132,277)**	**(49,435)**
INVESTING ACTIVITIES		
Depreciation/ Amortization	9,158	9,158
Organizational Costs	-	-
Purchase of Fixed Assets	-	-
Net Cash Used By Investing Activities	**9,158**	**9,158**
FINANCING ACTIVITIES		
Loan Payables	-	-
Credit Cards	18,829	-
Other Financing	104,372	31,076
Net Cash Provided By Financing	**123,201**	**31,076**
Net Cash Change For Period	**82**	**(9,201)**
Cash Beginning Of Period	**10**	**9,211**
Cash End Of Period	**92**	**10**

6

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Activities

Rentah, Incorporated (Rentah)was authorized to do business in New York in 2014. The company is 50% owned by Anup Desai.

Rentah is a website and application that allows for regular people (peers), freelancers, and businesses to rent out or request the goods or services they have or need. For example if a musician has an array of instruments they collected since youth, they have the ability to list their spare guitars for rent at a price of their choosing and they can also rent themselves out as a guitar teacher. The reverse is also applicable. If a musician has an amp that crashes before a gig, they can go on Rentah and request an amp within their budget and we will see if the community has one. The goal is to put power back into the hands of freelancers and to reduce waste by promoting a sharing economy. One where is not about the number of products and services but the exchanges.

Rentah earns money by adding a 5% charge to the renter after a transaction takes place. Rentah is in the E-commerce, Sharing Economy industry. The company is a peer to peer platform so the power to choose, search, create and charge is all in the hands of our users.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis and as a result, the Company records revenue when earned and expenses when incurred.

Cash and Cash Equivalents

For purposes of the Balance Sheets, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT.)

Property and Depreciation

The Company capitalizes significant purchases of property and equipment expected to be utilized over more than one fiscal year. Purchased property and equipment are stated on the basis of cost and donated items are recorded at their current estimated fair market value at date of donation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Amortization of Intangible Assets

Intangible assets consists of start up costs incurred in 2014 thru 2016. It is being amortized over the expected benefit of these costs which is 15 years. For the period ended December 31, 2017, $9,158 has been charged to amortization expense.

Income Taxes

The Company is subject to tax in the United States ("U.S.") and files tax returns in the
U.S. and New York. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. No income tax returns are currently under examination. The plan's federal tax returns for the prior three years remain subject to examination by the Internal revenue Service, state and local authorities.

NOTE 2 – CASH AND CASH EQUIVALENTS

Cash and cash equivalents at interim period end consist of the following:

Checking and money market accounts:

	December 31, 2018	December 31, 2017
Cash	$ 92	$ 10
Total	$ 92	$ 10

8

NOTE 3 – CONCENTRATIONS OF CREDIT AND MARKET RISK

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2018, the Company had $0 of uninsured balances at these institutions.

NOTE 4 – FAIR VALUE MEASUREMENTS

Fair values of assets measured on a recurring basis at December 31, 2018 are as follows:

	FMV	Quoted Prices in Active markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash-2018: Cash	$92	NONE	NONE	NONE

NOTE 5 – GOING CONCERN

The Company's activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize the Company's current technology before another Company develops similar technology.

The company's financial statements have been prepared assuming the company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. However, the company has incurred losses since its inception, and has only realized some revenues in 2017. The resulting uncertainty raises doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties.

The Company is in the process of raising additional equity capital to support the completion of its development activities for its website.

NOTE 6.   SUBSEQUENT EVENTS

Management has evaluated subsequent events through January 18, 2019, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Rentah
Rent Whatever, Whenever.

🔵 Small OPO   🏠 Brooklyn, NY
🏷 Consumer Internet
🌐 Accepting International Investment

Overview   Team   Terms   Updates   Comments   **Share**

Invest in Rentah.com

Rent-a-projector, Rent-a-lawnmower, Rent-a-dog walker, Rent-a- Halloween costume, Rent-a -guitar teacher, Rent-a- bouncy castle, prom dress, DJ, ice cream maker, Spanish tutor, steam vac, 3D printer, tuxedo, power drill …… Do you get the name, idea, and possibilities?

All over the world people are changing the way they consume products and services. Companies like Netflix, Airbnb, Seamless, and many others, accommodate an ongoing shift in consumer preference away from ownership of goods and towards on-demand access.

People are looking for ways to temporarily use all kinds of goods and services without having to buy them. We Believe <u>Rentah is the next big platform to satisfy this consumer desire</u> by enabling peer-to-peer or *P2P* rentals of household goods and services.

Rentah's marketplace and mobile apps facilitate easy and trustworthy rentals between people near each other - *the way neighbors used to do.*







way neighbors used to do.

We take a novel approach where **you can list your own items and services at a price of your choosing, or you can request an item on demand at a price of your choosing**. We figure out who has it within walking distance (preferably in your own apartment building), and then we facilitate the rental transaction. We also allow people to buy and sell goods but we put emphasis on "renting" because of its environmental and societal benefits.

With Rentah you can pay to borrow that upholstery steamer you never even knew your 3rd-floor neighbor had or make money teaching your neighbors Photoshop or sell that old crib so that it is still put to good use.

This is the power of Rentah: to change the way people and communities consume.

"Our mission is to give individuals and businesses the opportunity to earn and save money by tapping into the power of renting and sharing our local products and talents." #RentahLove

---

The Offering

Investment

$0.25/share of Common Stock | When you invest, you are betting the company's future value will exceed $6.4 Million.

Learn more about why you should invest in Rentah below, and feel free to comment below if you have any questions. We can't wait to welcome you to our Rentah community!

– Anup Yogi Desai, CEO & Founder

Investment Bonuses

Why Invest?

We are a community-oriented, sustainably-minded company, but we also believe in the incredible earning potential of the industry we want to tackle.

Collectively, the sharing economy is expected to grow from a $14 billion industry to a $335 billion dollar industry by 2025. We believe consumers, especially those that are tech savvy, are shifting attitudes around goods, now prioritizing access over outright ownership. Internet and mobile access have revolutionized economic thinking and practice while eliminating the barriers to entry for participating in the sharing economy. Rentah's flexibility and freedom allows our users to seamlessly weave from being a provider or renter and find goods or services on-demand. This broad scope has allowed us to cater to

many communities and markets that are only now learning about the sharing economy, as well as consumers who are irritated by the current options.

Proof of this untapped potential was our first successful round of funding early this year. Dozens of people who believe on our mission, pitched in, and allowed Rentah to complete development of our iOS and Android apps, and perform a massive overhaul of Rentah's website, improving our internal dashboard, and creating a dispute system.

Our three primary goals with this round of funding are:

1. To be able to provide insurance and added security for our Providers and Renters
2. Extensive marketing outreach to users and small businesses
3. Ongoing maintenance, improvement and updates to our products
4. Early stages of machine learning and crypto-currency implementation

The "Sharing Economy"

The potential


2017
Designer $30/hr
Speakers $20/mo
Surfboard $40/wk
Lamp $15/day
Computer $50/wk
Books $12/mo
Surfing Lessons $30/hr
Developer $50/hr
Desk $10/day
Chair $5/day

"The 'sharing economy' was outed as the 'rental economy.' Nobody is sharing anything. People are making money, plain and simple. Technology has made renting things (even in real time) as simple as it made buying things a decade ago. Uber and Airbnb are the big winners in this category, but there are and will be others." - Fred Wilson, Union Square Ventures

"Car buyers haven't worried about the excess capacity they were purchasing, as long as the lifetime value of the vehicle was greater for them than its lifetime cost. But the reality is that all that time the private automobile sits idle, economic value is going unrealized. And cars are by no means alone in their lumpiness. Houses, apartments, offices, bikes, computers, clothes, books, toys — all represent goods that individuals buy for their own use, but which bring with them a good deal of excess capacity. And don't forget physical and intellectual labor: A handyman's ability

What we're doing about it


Welcome to Rentah
Rent whatever, whenever

We want to walk the walk when we say we are a "Sharing Economy" company. **Our platform is a two-way sharing street** where you can list what you have to offer, or request what you need.

From each total transaction, **Rentah only makes 5% – which is paid by the renter.** We charge the "renters" rather than the "providers" because we want to be friendly to the small businesses and freelancers providing the products, labor, and services listed on the site. That's why we tell our providers: ***"We don't make a nickel until you make a dollar."*** And beyond the millions of nickels we think we can earn through transactions, we see potential opportunities to earn with advertising, data, insurance, among other avenues.

In addition, we have a strong referral program. If you get

to fix things goes unused much of the time, as does an engineer's ability to design solutions to specific problems."
- Oscar Salazar, Former CTO of Uber.

"There are 80 million power drills in America that are used an average of 13 minutes... Does everyone really need their own drill?"
- Brian Chesky, Founder of Airbnb

a friend to sign up to Rentah, and they spent $200 to rent a bouncy castle, Rentah will share our 5% commission ($10) with you 50/50. **This is a perk you'll get forever**–as long as your friend continues to rent via our platform. #TrueSharingEconomy

With this, we want to show people that if they help us grow, they will grow with us. We believe our continuing success will depend on our community.

Our Product

Website + Android and iOS Mobile Apps

We have developed a robust website and mobile app to allow people to rent out, resell, and request the goods and services they need – and to make it easy to do so in their local communities. Our easy-to-use interface allows you to switch between being a Provider or Renter depending on your needs.

We have also built in social media integration, friend connections, messaging, online payments, and location services - everything needed for a local sharing-economy.

- **Find us online at Rentah.com**
- **Download our Android app**
- **Download our iOS app**
- **Chrome Extension [Coming Soon]** - Imagine searching an item online while an awesome pop-up tells you the item is actually being rented for less money in your area!

Our newly redesigned website



A glimpse into our dashboard

Rentah
Giancarlo Castiglioni
Overview
Create Listing
Create Requests
Edit
Manage
Payment
History
Messages
Profile
Referrals
Connections
Disputes
Active Listings
0
Active Requests
0
Active Rentals
0
Money Earned
$0.00
Create New Listing
Create New Request
Manage Inquiries
View Earning Breakdown
Welcome to Rentah
Rent Whatever, Whenever
For a better Rentah experience, let us know if there is any thing you would be interested in providing or renting now or in the future.
Providing
What goods or services you would rent out to your neighbors?
Goods
Services
Educational
Electronics
Fashion
Gaming
Garden
Hardware and Tools
Home
Music
Outdoors
Party Supplies
Sporting Goods
Transportation
Other
Renting > > >
Getting Started Checklist
Profile Setup
Update your basic information and personalize your Rentah profile.
Add a Connection
Add a connection to find rentals from people you know.
Payment Setup
Add your Banking and Credit Card information to begin making rentals.
New Listing
Create a new Listing to begin renting out your things
Place a Request
Place a request for an item you want to rent.
Rentah Referral
Refer a friend to split Rentah's standard 5% commission on all of their listings
Based on Recent Searches
Favorited Items
Suggested Connections
Refer a Friend

New dispute feature

In the case there is an issue during the rental process you can alert your transaction partner and Rentah through our dispute system located in the dashboard. Through this three-way channel, we can hear both sides of any story, exchange information and evidence, and facilitate quick refunds.

Giancarlo Castiglioni
Open Disputes
0
Closed Disputes
0
Search...
John Brown
Axel Sanchez
Laura Manino
Rose Barrow
Rose Barrow
Hey Rose, I received your camera but the battery is not holding a charge so I'm unable to use it.
Hey Giancarlo. It seems there's a problem with your rental. We'll contact Rose as soon as possible. Hold tight.
Hi Giancarlo. Sorry to hear that, I might have an extra battery if you need it or I can give you a refund if you prefer. Let me know.
Write message...

Set up Project details for Freelancers

Freelancing requires flexibility from the Freelancer, the Client and the Platform the transaction is taking place on. Each job/gig is unique in length, scope, and pay structure. That being said, we tried to simplify the process to allow our

freelancers and their clients the opportunity to determine the structure of the transaction in the privacy of our messaging system.



How it Works:

1. The "Freelancers" will give "Clients" an idea of their capabilities and starting costs on their listings page (shown above).

2. The "Client" will then send the "Freelancer" additional details regarding what they are looking for and budget.

3. The Freelancer, through the messaging system, has the ability to respond to the potential client a timetable for the project, additional details about the overall scope and the final price and payment method.

4. The Client Approves or Declines.


Message
Favorite
Message to Set Up Project Details
End Date:
Say something...
Cancel
Decline Project
Send Project Details

Our business feature


Rentah
Giancarlo Castiglioni
Overview
Create Listing
Create Requests
Edit
Manage
Payment
History
Messages
Profile
Referrals
Connections
Disputes
Business
Business Information
Full name
EIN/SSN
Full name
Full name
Supervisor
Phone
Mark Allen
000-00-0000
Type Of Business
We rent out cars
Address
123 Main St, New York, NY, USA
Submit
Excel/CSV Inventory Uploader
Drop files here to upload

Our newest marketing initiative involves working and partnering with local rental businesses. While Uber competes with local Taxi services and AirBnB competes with local Hotel services, at Rentah we want to WORK WITH local rental businesses. With our dashboard and simple uploader we give businesses the opportunity to list their entire inventory and build profiles within minutes, after which we can promote them to to our community of renters.

Our goal is to be a platform for all forms of renting whether it be peer to peer or businesses to consumer. Renting is Reusing and we will always promote this philosophy and mission of sustainability.

A set of really cool apps (Android & iOS)


Renter
Provider
Popular requests
Create a listing
LISTINGS
REQUESTS
CONNECTIONS
Hey I'm Lisa
Vintage bike
$10/day | GOODS





What Makes Us Different

	Ebay	Letgo	Craigslist	Fiver	Taskrabbit	**Rentah**
Listings	✓	✓	✓	✓		✓
Requests			✓		✓	✓
Matching					✓	✓
Local		✓	✓		✓	✓
Social				✓		✓
Payment	✓			✓	✓	✓

We took a look at our competitors –particularly Craiglist, and this is what makes us different:

- We hold deposits.
- All payments are handled online.
- We have an online rating system.
- A personal profile that is easily searchable.
- Quick and simple internal messaging system.
- Mutual connections and second connections.
- Always come up first when someone searches locally.
- A dashboard to manage everything in one simple place.

Market and Industry

The sharing economy is huge. It consists of used goods sellers, online ticket resellers, handmade product sellers, online fundraising projects, ride hailing apps, home sharing sites, shared office spaces, online task marketplaces, and product rentals. **Rentah's initial focus will be on the last two, an online task marketplace and a product rental site - goods & services.**

Situational Analysis

Problem

According to the United Nations, the global population is expected to reach 9.2 billion by 2050, with more people living in cities with higher levels of both affluence and poverty. As cities grow and become denser, we believe greater access to a wider array of shared resources and assets will become necessary with limited resources and space. There is also the additional problem of A.I., machine learning, and 3-d printing taking over many jobs. This will create the need to utilize our untapped skills and resources to avoid financial hardship.

- Research indicates that half of the working US population will move into the freelance sector within the next 5 years
- Currently 51% of millennial freelancers report being underemployed.
- Underemployment and unemployment are over 20% (60 million people in the US)
- Only 13% of people are happy with their work and 80% of freelancers would prefer additional work
- 10% of Americans use offsite storage for unused goods (fastest growing sector of commercial real estate market)

Simply put - **we are not happy with our work or our things, we do not have enough space, and we could use more money.**

https://www.washingtonpost.com/news/on-leadership/wp/2013/10/10/only-13-percent-of-people-worldwide-actually-like-going-to-work/

https://www.forbes.com/sites/ashleystahl/2016/05/18/new-study-reveals-that-millennial-underemployment-is-on-the-

Solution

Rentah's platform allows "providers" (individuals and businesses) to create profiles, and offer their goods and services for rent or sale, but it also allows "Renters" to request those goods and services even if these aren't listed yet. [Talk about creating demand!]

But the real value proposition we offer is that **by pairing both goods _and_ services, we can create an ecosystem that provides access to the _things and knowledge_ we need in one single place,** while creating additional revenue streams for our community, regardless of income or class. With Rentah:

- A freelance photographer can rent her camera _or_ skills
- A handyman can rent his tools _or_ skills
- A gardener can rent his lawn mower _or_ his skills

Rentah will position itself as the one-stop platform for all things rentable.

With 69% of people in the US saying they will only use a sharing platform if it was personally recommended by a friend or family member, we will focus on word-of-mouth user growth, our referral strategy, and unparalleled user experience. Exponential user growth = revenue growth.

Source: Price Waterhouse Cooper
https://www.pwc.fr/fr/assets/files/pdf/2015/05/pwc_etude_shari

rise/

https://www.becomingminimalist.com/clutter-stats/

Market Analysis


Projected revenue for sharing economy and traditional rental, in $U.S. billions, 2013 and 2025
Traditional Rental
Sharing Economy
0
100
200
300
400
500
600
700
Year 2013
Year 2025

Source: "The sharing economy–sizing the revenue opportunity." (Hawksworth et al., 2014)


Projected growth rate of sharing economy and traditional rental, 2013 and 2025
70%
60%
50%
40%
30%
20%
10%
0%
Traditional Rental
Sharing Economy

Source: "The sharing economy–sizing the revenue opportunity." (Hawksworth et al., 2014)

The sharing economy movement is headed mainstream.

Collectively, the sharing economy is expected to grow from a $14 billion industry to a $335 billion industry by 2025. Consumers are shifting from a consumption model to an access model. Trust, convenience, and a sense of community are all major factors in pushing adoption of the sharing economy forward.

According to a research report by Hawksworth, the majority of the growth will be in 5 sectors:

- Crowdfunding (63%)
- Freelance Platforms (37%)
- P2P Accommodation (31%)
- Car Sharing (23%)
- Music and Video Streaming (17%).

And although equipment/goods rental only accounts for 5% of the projected growth; **our platform aims to offer a duo of sectors that are exponentially more useful when combined: Goods and Services.**

Target Market

Our ideal renters are between the ages of 18 and 45. They can be single or married and raising families. These active consumers represent a group of mostly college graduates with moderate household income. The only exception would be active renters of household goods, with the majority having an income of less than $30,000. Regardless of income, they generally typically reside in population-dense urban areas.

Based on the above there are 51 million potential users in the U.S. But really, we believe anyone will be able to find some value on Rentah. This is why we have already started to develop outreach and marketing campaigns targeting several of our

key demographics:


Rentah.com
YOU DO YOUR BEST WORK
IF YOU DO A JOB THAT
MAKES YOU HAPPY.
BOB ROSS
Have a passion for food and drink?
Then sign up and start providing on Rentah
Traditional Cuisine - Cooking Classes - Catering - Baking - Bartending
We want you to rent out your culinary skills and make some money. Our free platform allows you to market and offer your services within your community. Just visit us at rentah.com and sign up, we'd love to promote you!
@RentahLove


Rentah.com
YOU DO YOUR BEST WORK
IF YOU DO A JOB THAT
MAKES YOU HAPPY.
BOB ROSS
Do you like to do things by yourself?
Then sign up and start providing on Rentah
Tools - Tutorials- Painting - Contracting - Craftmanship - Interior Design
We want you to rent out your arts & crafts skills and make some money. Our free platform allows you to market and offer your services within your community. Just visit us at rentah.com and sign up, we'd love to promote you!
@RentahLove


RENT ANYTHING YOU OWN OR KNOW WITHIN YOUR COMMUNITY.
Rentah.com
#rentahlove


WHEN WAS THE LAST TIME YOU USED YOUR ________ ?
RENT IT ON RENTAH.
Rentah.com
#rentahlove


THE LESS WE BUY AND THE MORE WE RENT, A GREENER PLANET WE'LL FOMENT.
Rentah.com
#rentahlove


FREELANCERS, NO DOUBLE-DIGIT FEES. JUST LOVE FROM RENTAH.
Rentah.com
#rentahlove

Our Global Vision

The world is becoming more populated and more focused on consuming. If something is not done soon we may be leaving future generations a planet less well off. It is our intention to show the world a new way to conserve our goods and services while promoting a healthy local economy.

It is clear that Rentah's objective is to become the next great P2P platform. However, our work and motivation extend to ideas that we believe will become the core components of a fairer and more inclusive global business and workforce model, that's because:

- Rentah **will empower underrepresented communities around the world** to actively participate in the next stage of the sharing economy.
- Rentah **will become a true advocate of the Reduce, Reuse, Recycle movement** by promoting sharing over buying.
- Rentah **will prioritize collaboration over disruption** by building strong relationships with current industry leaders and businesses.


आदान प्रदान







Rentah's Community



























Investors FAQ

Q: How will disputes between Providers and Renters be handled if an item is damaged?

A: We have a system in place where we are the holders of the funds before they get distributed. We also allow Providers an opportunity to charge deposits on the items that they posses. If a Provider receives an item that is damaged by the Renter, we will send them the deposit. We ask Renters when meeting up with a Provider to test out the product before putting it in use. We also ask Providers to

Q: Why aren't you including spaces or real estate such as apartments, houses, or vacation rentals?

A: Once we get insurance, we may consider on moving into real estate (people have already started listing vacation homes as "goods") and cars (someone listed a Tesla in Virginia); however we don't want to focus on that at the moment because of competition in the field. Our thinking is once we get people on our platform renting goods and services, they will organically begin listing their larger and

show off the product to prove its functionality. This is similar to when renting a car and taking a spin around making sure there are no dents. If the product is not functional, the Renter can immediately tell us and we will send the funds back to them immediately.

more expensive products - which may include spaces as well.

Q: What's your insurance policy?

A: We are working on adding insurance. We have spoken with some of the top firms in the country in the peer-to peer lending space and more startups are being formed everyday that can help us. Our only issue was our lack of funding in accomplishing this. It is our goal to offer insurance by this year or by the first quarter of 2019 after we secure additional funds. It is certainly in our minds and something we have been looking into.

Q: What is the % transaction fee taken for rentals on the platform?

A: We collect only 5% on each transaction that is paid by the renter. We are free for all providers, freelancers and businesses. We don't make a nickle until you make a dollar.

Rentah's Journey



March 4, 2014

Our Company Launches!

We launch and begin coding. We don't really know what we are doing but we are motivated.

July 15, 2016

Welcome to Rentah

Release of Rentah.com 1.0

We released the first version of Rentah.com

April 15, 2017

Rentah.com

Better Branding (Beta Testing)

We begin a year of testing and getting feedback from individuals and work with General Assembly. We understand what our tech and UX was missing.

March 15, 2018

First successful OPO!

Our first Online Public

September 30, 2018

Rentah

Release of Rentah 2.0

After several weeks of hard work we relaunch Rentah's website with a brand new internal dashboard, a dispute system and dozens of new updates to our mobile apps!

January 31, 2019

Launched 2nd OPO on StartEngine

2019

Grow, build and innovate! (ANTICIPATED)

Our priority is to continue to grow our user base via heavy marketing, particularly of business owners. We will continue to maintain and improve our products.

and begin to test the waters of public opinion.

Offering is a success thanks to 200+ investors (just like you)! We overhaul our apps and website!

StartEngine

You are all "Angels" in our eyes and we are looking for people that want to join us and support our vision of the shared economy.

In the Press



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Meet Our Team



Anup Desai
Founder / CEO / Director

Born in Brooklyn and raised in Staten Island. I have wonderful immigrant parents that have worked for the City of New York for over 30 years. How do I portray myself as someone that is confident and capable enough to turn a start-up into a billion dollar company and not come off like a pretentious douche bag? I have lived in a number of places (NYC, San Diego, Mexico, India) and worked in many industries (government, retail, hospitality, academia). I am a cross between Michael Scott and Tupac, with better hair. In all seriousness, I believe it is my



Charlton Smith
Lead Web and Mobile Developer

From an early age I was introduced to computer science and started programming at the age of 12. My dad thought it was a mistake giving me a computer to use. I'm pretty sure every parent thinks that all their child will do is play games excessively but instead I was honing my programming skills. I mean I did hack into Grand Theft Auto a bunch of times...your welcome, but I was also growing as a person. Getting into programming was a way for me to learn how the world works. In a way, you have



Alyssa Smith
Front-End Developer and Project Manager

I've always had a passion for design and artistic expression but growing up in a blue-collar area of Georgia, it always seemed like an impossible dream. There just weren't jobs in that field available in such a rural area, so when NYU's Tandon School of Engineering reached out to me, I jumped at the opportunity to pursue something that would actually make me feel accomplished and happy, so I packed up my essential belongings and moved to a city hundreds of miles from anyone I have ever known,



Wayne Wenlong Wu
Back-End Developer

Hailing from China, via a stop in Canada for his Masters, Wayne brings a specialty of php and python to the Rentah team. With a deep interest in popular technology like Block-Chain and AI and a personal motto of "never stop learning" Wayne has been and intellectual and loyal addition to the Rentah team over the last year.



seriousness, I believe it is my varied experiences that allow me to understand the Sharing Economy and think of it from the perspective of our future users. There is a hole in the market and Rentah can fill it. Rentah can change the world - by reducing waste, building communities, and helping us pay the rent.



the power to create and control certain aspects of the economy through technology and that encouraged me to get a deeper understanding of modern technology.



completely alone, and it was the best choice I've ever made. After 2 and a half years at NYU, I made the difficult choice to leave school and begin working, rather than finish school there and drown myself in debt at the start of my life. After that I found Rentah, and for the last 2 and a half years I have poured myself into this site to make it the best it can be.





Giancarlo Castiglioni

Web & Graphic Designer

I have always had a deep interest in art and aesthetics. I chose to be a designer because I believe that it's not just about creating something beautiful or artsy, but also about enjoying the creative process behind it, from the first blueprint to the finished product that people will find useful and remember.





Aaron Rozzi

Advisor

COO of Elevatr. Entrepreneur and Advisor specializing in operations and strategy for small to mid-size growth companies. Passions: Classic cars, travel, bonsai trees, cooking, and anything outdoors



Offering Summary

Company	:	Rentah, Incorporated
Corporate Address	:	67 West Street, Brooklyn, NY 11222
Offering Minimum	:	$10,000.00
Offering Maximum	:	$444,000.00
Minimum Investment Amount (per investor)	:	$249.75

Terms

Offering Type	:	Equity
Security Name	:	Common Stock

Minimum Number of Shares Offered : 40,000

Maximum Number of Shares Offered* : 1,776,000

Price per Share : $0.25

Pre-Money Valuation : $6,008,591.25

Maximum subject to adjustment for bonus shares. See Bonus below

Investment Bonuses

$1,000+ — If you invest $1,000, you will receive an additional 5.0% bonus.

$5,000+ — If you invest $5,000, you will receive an additional 10.0% bonus.

$10,000+ — If you invest $10,000, you will receive an additional 15% bonus.

$25,000+ — If you invest $25,000, you will receive an additional 20% bonus.

The 10% Bonus for StartEngine Shareholders

Rentah, Incorporated will offer 10% additional bonus shares for all investments that are committed, within 24 hours of this offering going live, by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 in the StartEngine Reg A offering which closed earlier this year.

StartEngine shareholders who invested $1,000 or more in that StartEngine Reg A offering will receive a 10% bonus on this offering within a 24-hour window of this offering's launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 400 shares of Common Stock at $0.25 / share, you will receive 440 Common Stock, meaning you'll own 440 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative; Any expense labeled "Travel and Entertainment"; Inter company debt or back payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Rentah to get notified of future updates!

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Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

It isn't very hip to be sincere; it isn't very bottom line oriented to be fair. But that is fine by us.

Rentah is a platform where you can rent out or request any good or services from your local community on demand. We want to re-connect people to their neighborhoods, their tools and their talents.

If you need a power drill, someone close to you has one. Rent it from them. Do you play guitar like a bad-ass?! Someone out there wants to learn. Teach them!

In the process of building Rentah most of us have worked 2nd jobs, finished school, dealt with personal issues, all while trying to keep up with the New York City rent! We know many of you face similar economic struggles and we hope Rentah can help ease some of that burden.

1/3 of Americans today are Freelancers and that # is only growing. It is in the American Spirit to be hardworking and be entrepreneurial. We each have to make our own way, but we don't have to go at it alone.

We live in a connected world where we are constantly sharing information with family, friends, colleagues and classmates. At Rentah we believe you can share more than information.

We want to reduce needless buying and consumption by promoting our local goods, freelancers and rental businesses. Renting is incentivized recycling. The more we rent, the more we reuse, the less we money and resources we waste….. It's a win-win.

I am Anup Desai, the Founder of Rentah.com, and we invite you to join us.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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